Exhibit 99.1

PRESS RELEASE

ADVERTISEMENT. This announcement is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) relating to the intention of Iveco Group N.V. (“Iveco Group”) to proceed with the Admission (as defined below). This announcement does not constitute or form part of a prospectus within the meaning of the Prospectus Regulation and has not been reviewed nor approved by any regulatory or supervisory authority in any jurisdiction, including any member state of the European Economic Area (each, an “EEA Member”), the United Kingdom and the United States. This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, Iveco Group, CNH Industrial N.V. (“CNH Industrial”), any of their advisors or any representative of Iveco Group or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States. The approval of the Prospectus by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) should not be understood as an endorsement of the quality of the Shares and of Iveco Group. Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Shares.

CNH Industrial announces publication of combined financial figures for both Off-Highway and On-Highway businesses

London, December 17, 2021

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today the publication of a presentation containing combined financial figures for the period ending December 31, 2019; December 31, 2020, and September 30, 2021 for both the Off-Highway and On-Highway businesses, in order to assist investors in understanding the impact of the Demerger.

The Off-Highway Business’s combined financial information is prepared under US GAAP and in US dollars and is unaudited. The On-Highway Business’s combined financial information is prepared under IFRS and in Euros, and figures related to September year-to-date 2021, as well as any non-IFRS financial measures, are unaudited.

The presentation is available at www.cnhindustrial.com and at www.ivecogroup.com.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Iveco Group, after the completion of the demerger announced on November 11, 2021 (and expected to be effective on January 1, 2022), will be the parent company of the trucks and specialty vehicles, powertrain and related financial services businesses currently held by CNH Industrial. Iveco Group will therefore own and operate eight unique, yet unified commercial brands: IVECO, a pioneering champion that designs, manufactures and commercializes heavy, medium and light duty commercial vehicles; FPT Industrial, a global leader in providing its vast array of advanced powertrain technologies to customers in agriculture, construction, marine, power generation, and commercial vehicles alike; IVECO BUS and HEULIEZ, premium and mass-transit bus and coach brands; Iveco Defence Vehicles, for highly-specialized defence and civil protection equipment; ASTRA, a global expert in large scale heavy duty quarry and construction vehicles; Magirus, the industry-reputed firefighting vehicle and equipment manufacturer; and IVECO CAPITAL, the financing arm which supports them all, serving as the cornerstone of Iveco Group’s new business models. Further information about Iveco Group is available on the company’s website www.ivecogroup.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

DISCLAIMER

This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”), and shares in Iveco Group N.V. will be allotted in circumstances that do not constitute “an offer to the public” within the meaning of the Prospectus Regulation. This announcement is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute an announcement of this nature.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”). With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except pursuant to a prospectus approved by the relevant market authorities in that member State or in accordance with the exemptions set forth in Article 3(2) of the Prospectus Regulation, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State. This announcement is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, Iveco Group N.V., CNH Industrial, any of its advisors or any representative of Iveco Group N.V. or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States.

The securities referred to herein may not be offered or sold in the United States of America absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. Iveco Group N.V. and CNH Industrial do not intend to register all or any portion of the offering of the securities in the United States of America or to conduct a public offering of the securities in the United States of America.

This announcement does not constitute an offer of securities to the public in the United Kingdom. This announcement is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser. Information in this announcement or any of the documents relating to the Admission and the Demerger cannot be relied upon as a guide to future performance.

Admission to listing and to trading of Iveco Group N.V. common shares is subject to several conditions and there is therefore no guarantee that such admission and the Demerger will occur. You should not base your financial decision on this announcement. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested.